FORM 3

                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

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       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


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     1.  Name and Address of Reporting Persons

          Ingenico S.A.
          9, quai de Dion Bouton
          Puteaux             FRANCE                   92816
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     2. Date of Event Requiring Statement

            (Month/Day/Year)

            December 17, 1996
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     3.  IRS or Social Security Number of Reporting Person (Voluntary)

              None
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     4. Issuer Name and Ticker or Trading Symbol

          International Verifact Inc. (IVIAF)

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     5.  Relationship of Reporting Person to Issuer
                   (Check all applicable)

               Director    X   10% Owner
          ----           ----
                  Officer (give title below)      Other (specify below)
          ----           ----
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     6.  If Amendment, Date of
         Original (Month/Day/Year)

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     7.  Individual or Joint/Group Filing (Check Applicable Line)

            X  Form filed by One Reporting Person

          ____ Form filed by More than One Reporting Person

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     TABLE 1   NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED



     ===========================================================================
      Title of Security    2. Amounts of  3. Ownership       4. Nature of
      (Instr. 4)           Securities     Form: Direct (D)   Indirect
                           Beneficially   or Indirect (I)    Beneficial
                           Owned          (Instr. 5)         Ownership
                           (instr. 4)                        (Instr. 5)
      -----------------    ------------   ---------------    ---------------

      COMMON STOCK, no
      par value            1,457,800      (D)
      ------------------   -------------  ----------------   ----------------

      ------------------   -------------  ----------------   ----------------

      ------------------   -------------  ----------------   ----------------

      ------------------   -------------  ----------------   ----------------

      ------------------   -------------  ----------------   ----------------

      ------------------   -------------  ----------------   ----------------

      Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.(Print or Type Responses)
      * If the form is filed by more than one reporting person, SEE Instruction
     5(b)(v).                                                    SEC 1473 (7-96)
                                                                       (over)

     FORM 3 (CONTINUED)  TABLE II   DERIVATIVE SECURITIES BENEFICIALLY OWNED
                         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                         SECURITIES)

           1. Title of      2. Date Exer-          3. Title and Amount of
           Derivative          cisable and         Securities Underlying
           Security            Expiration             Derivative Security
              (Instr. 4)       Date                   (Instr. 4)
                               (Month/Day/
                                Year)
                            ---------------------  ---------------------
                            Date         Expira-               Amount
                            Exer-        tion         Title    or
                            cisable      Date                  Number
                                                               of
                                                               Shares
                            ---------    -------    ---------  ---------


           --------------   ----------   -------   ---------   ----------

           --------------   ----------   -------   ---------   ----------

           --------------   ---------    --------  ----------  ----------

           4. Conver-          5. Ownership                 6. Nature of
              sion or             Form of                   Indirect
              Exercise            Derivative                Beneficial
              Price of            Security:                 Ownership
              Deri-               Direct                    (Instr. 5)
              vative              (D) or
              Security            Indirect
                                  (I)
                                  (Instr. 5)

           ---------------     --------------------------   ------------

           -----------------   --------------------------   -------------

           -----------------   --------------------------   -------------

           -----------------   --------------------------   -------------
           Explanation of Responses: * Ingenico S.A. has the right to purchase from International Verifact Inc. at the then market price additional shares of Common Stock so as to retain ownership of not less than the lesser of
     (a) 15% of the issued and outstanding voting, participating share capital of the Issuer or (b) such lesser percentage of such share capital held by Ingenico immediately prior to the exercise of Ingenico's participation right.

     **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.



                                   INGENICO S.A.


                                   By /s/ Gerard Compain
                                     -------------------
                                    Name:  Gerard Compain
                                    Title:

                                   Date: December 27, 1996


     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed.
     If space provided is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                            SEC 1473 (7-96)
                                                                 Page 2